November 6, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:     FBL Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 6, 2015
File No. 001-11917

Dear Mr. Rosenberg:

Below is the response of FBL Financial Group, Inc. (the “Company,” or “we”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 27, 2015 with respect to the Company’s 10-K filed with the Commission on March 6, 2015.

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Notes to Consolidated Financial Statements Note 1: Significant Accounting Policies Investments Fixed Maturities and Equity Securities, page 64

You disclose that amortization/accrual of premiums and discounts on mortgage and asset-backed securities incorporate prepayment assumptions to estimate the securities' expected lives. Please tell us how you accounted for changes in cash flows related to your mortgage- and asset-backed securities, and in what circumstances, you accounted for these changes prospectively versus retrospectively. Refer to ASC 325-40-35 and ASC 325-10-35-38 through 35-43. In your response, indicate how you considered credit quality in your determination of the accounting. In this regard, it appears from disclosures in the tables on pages 41, 42 and 43 that the investments you hold in the securities include those of high credit quality and of other-than high credit quality.

Response: Amortization of premium and accretion of discount on mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. Quarterly we update our prepayment speed assumptions based on historical payment pattern information obtained from the Bloomberg or Intex services (the "Services"). We also consider the Services' estimate of prepayment speed, however, ultimately develop our own estimate based on historical data and our knowledge of the securities. The information obtained from the Services is periodically compared to validate accuracy and we also consider the overall reasonableness of the data each quarter. Any significant changes in cash flow prepayment speeds will have an impact on the effective yield of the security. The impact to net investment income from a change in projected yield is reflected in income using the retrospective method or the prospective method. The retrospective method is used for mortgage-backed and asset-backed securities of high credit quality. High credit quality mortgage-backed and asset-backed securities are those rated equal to or greater than "AA" by Moody's or an equivalent rating by a nationally recognized rating agency at the time of acquisition or that are backed by a U.S. Agency, in accordance with ASC 320-10-35-40 through 42. In the case of a security rated "AA" or higher by one rating agency and below the equivalent of a "AA" by another rating agency, we use the lowest credit rating. The same analysis is performed for all other mortgage-backed and asset-backed securities of other than high credit quality with any revisions in assumptions recorded under the prospective method in accordance with ASC 325-40-35-4.

To improve transparency we will expand the discussion of our accounting policy in Note 1 of our 2015 Form 10-K, as follows below. We will also refer to this expanded discussion within the Financial Condition section of Management's Discussion and Analysis.
“Premiums and discounts for all fixed maturity securities, except for certain mortgage and asset backed securities that are not highly rated, are amortized/accrued using methods which result in a constant yield over the securities' expected lives. Amortization/accrual of premiums and discounts on mortgage and asset-backed securities incorporates prepayment assumptions to estimate the securities' expected lives. Subsequent revisions in assumptions are recorded using the retrospective or prospective method. Under the retrospective method used for mortgage-backed and asset-backed securities of high credit quality (ratings equal to or greater than "AA" or an equivalent rating by a nationally recognized rating agency at the time of acquisition or that are backed by a U.S. agency) amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of acquisition. The adjustments to amortized cost are recorded as a charge or credit to net investment income. Under the prospective method, which is used for all other mortgage-backed and asset-backed securities, future cash flows are estimated and interest income is recognized going forward using the new internal rate of return.”

At your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (515) 226-6399.

Sincerely,

/s/ Donald J. Seibel

Donald J. Seibel
Chief Financial Officer and Treasurer
FBL Financial Group, Inc.